VENTURE LAW CORPORATION

Suite 618 - 688 West Hastings Street

Vancouver, British Columbia, V6B 1P1

Telephone: (604) 659-9188

Facsimile: (604) 659-9178

Alixe B. Cormick	Direct Line: (604) 659-9181

March 30, 2005

BY EDGAR

Attention: Owen Pinkerton and Elaine Wolff

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549 0405

Dear Mr. Pinkerton and Ms. Wolff,

Re: SE Global Equities Corp. - Pre Schedule 14C - File No. 0-26347

        Thank-you for your letter dated March 21, 2005, concerning our response letter dated March 9, 2005 to your letter dated March 1, 2005 concerning the preliminary information statement filed by SE Global Equities Corp (the "Company") on Schedule 14A on February 8, 2005 and its subsequent filing of a new preliminary information statement filed on March 1, 2005.

        As discussed with Mr. Pinkerton by telephone March 30, 2005, the Company will be submitting a new information circular for a new meeting where the stockholders of the Company will be asked to approve the proposed transaction with Asia Multi-Media Technology Services Holdings Limited ("AMMT-BVI"). The transaction is currently being restructured as a stock purchase versus an asset purchase transaction. At this second meeting, the Company will be seeking stockholder approval for this transaction. The new information circular will incorporate pro forma financial statements and audited financial statements of the Company and AMMT-BVI and all other required disclosure for such a transaction under Schedule 14A.

        As discussed with Mr. Pinkerton, it is the intent of the Company at the meeting to be held March 31, 2005, to abandon all items proposed at the meeting but the reverse stock split. The Company wishes to go forward with obtaining preliminary approval for the reverse stock split subject to the stockholders of the Company reconfirming the reverse stock split at the second meeting where the stockholder will be asked to approve the transaction with AMMT-BVI. The Company will take no steps to go forward with the reverse stock split until this item has been reconfirmed by the stockholders at the second meeting. As stated above, the information circular for this second meeting will contain full disclosure of the transaction and include audited financial statements of the Company and AMMT-BVI, and pro forma combined financial statements. The Company will issue a press release regarding the actions taken (or more appropriately not taken) at this meeting and the requirement of a reconfirmation of the reverse stock split at the second meeting.

        We trust you will find the foregoing is satisfactory.

Yours Truly,

VENTURE LAW CORPORATION

/s/ Alixe Cormick

Per:
        Alixe Cormick

c. SE Global Equities Corp.